UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A.  Full title of the Plan:

Rockland Trust Company Employee Savings and
Profit Sharing Plan

B.  Name of the issuer of the securities held pursuant
To the Plan and the
Address of its principal office:

Independent Bank Corp.
288 Union Street
Rockland, Massachusetts 02370

As filed on June 25, 2004

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3
Notes to Financial Statements	4-8
Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9-10

Report of Independent Registered Public Accounting Firm

The 401(k) Committee of
Rockland Trust Company
Employee Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings and Profit Sharing Plan as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts
May 14, 2004

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments, at fair value (note 3):
Collective investment trusts	$6,384,092	5,125,048
Personal access fund	122,435	90,575
Common stock	7,222,000	6,188,944
Mutual funds:
Bonds	784,507	634,836
Equity	11,806,810	8,375,667
Participant loans	748,490	634,562

	27,068,334	21,049,632
Cash	12,254	13,862

Total assets	27,080,588	21,063,494

Net assets available for benefits	$27,080,588	21,063,494

See accompanying notes to financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$4,425,555
Interest and dividends	431,024

4,856,579
Contributions:
Participant	2,007,175
Employer	654,565

2,661,740

Total additions	7,518,319

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	1,501,225

Total deductions	1,501,225

Net increase	6,017,094
Net assets available for benefits:
Beginning of year	21,063,494

End of year	$27,080,588

See accompanying notes to financial statements.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Rockland Trust Company (Company) Employee Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. Other subsequent amendments have also been made to the Plan. The Plan covers employees of the Company who meet specified eligibility requirements. Scudder Investments is the custodian and trustee of the Plan. A new plan document was also adopted effective August 1, 1999.

(b)	Eligibility

An employee becomes a participant in the Plan upon completion of one year of service (1,000 or more hours of service during the plan year). In order to share in the Company’s contribution to the Plan for any year, a participant must:

1.	Have worked 1,000 or more hours during the year.

2.	Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company’s contribution.

(c)	Contributions

Each year, employees who participate in the Plan may contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pretax basis, and up to an additional 10% of their salary on an after-tax basis. The Company matches pre-tax contributions equal to 50% of a participant’s basic elective deferral. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 2003 and 2002.

Effective April 18, 2004, the Company has amended the Plan and will no longer match pre-tax contributions of a participant’s basic elective deferral.

(d)	Benefits and Vesting

Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account. The form of payment is a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount.

(e)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Investment Options

Participants are offered 13 investment portfolios into which they can direct their contributions.

Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

Scudder Stable Value Fund

This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.

Scudder Stock Index Fund

This fund seeks to match the total return of the Standard & Poor’s (S&P) 500 Stock Index. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.

Personal Access Fund

This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.

Scudder Income Fund

This mutual fund seeks high current income by investing primarily in high-grade corporate bonds.

Scudder Balanced Fund

This mutual fund seeks a balance of growth and current income as well as long term preservation of capital through a diversified portfolio of stocks of larger, seasoned companies.

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Scudder Large Company Growth Fund

This mutual fund seeks to provide long-term growth of capital through investing primarily in the equity securities of seasoned, financially strong U.S. companies.

Scudder Large Company Value Fund

This mutual fund seeks to maximize long-term growth of capital by investing primarily in common stocks.

Janus Mercury Fund

This mutual fund seeks long-term growth of capital primarily through investments in the common stock of issuers of any size, which may include well established issuers and/or smaller emerging-growth companies.

Janus Twenty Fund

This mutual fund seeks long-term growth of capital, primarily through investments in a core position of 20-30 common stocks of U.S. and foreign issuers of any size.

Scudder-Dreman High Return Equity Fund

This mutual fund seeks a high rate of return by investing primarily in large-capitalization stocks ($1 billion and greater) in undervalued sectors of the market.

Neuberger Berman Genesis Trust

The mutual fund seeks capital appreciation by investing primarily in common stocks of companies with small market capitalization (small-cap companies). Market capitalization means the total market value of a company’s outstanding common stock.

Templeton Foreign – A

This mutual fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

Independent Bank Corp. Stock

This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the participants’ account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00% to 10.50%, as determined

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

by the plan administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence must be repaid within 30 years.

(h)	Priorities of the Plan Upon Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee, and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee’s account as of the date of liquidation.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.

(b)	Expenses

The Company pays all expenses of the Plan at the option of the Company.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex dividend date.

The variety of investment options are exposed to various risks, such as interest rate risk, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(e)	Benefits Paid

Benefits are recorded upon distribution.

(3)	Investments

The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2003 and 2002:

	Fair value
Description of investment	2003	2002
Independent Bank Corp. Stock, 256,982 and 272,256 shares, respectively	$7,222,000	6,188,944
Scudder Balanced Fund, 259,539 and 243,147 shares, respectively	4,339,498	3,528,066
Scudder Stock Index Fund, 114,554 and 103,376 shares, respectively	3,739,037	2,627,834
Scudder Stable Value Fund, 2,645,055 and 2,497,214 shares, respectively	2,645,055	2,497,214
Scudder Large Company Growth Fund, 102,346 and 95,436 shares, respectively	2,303,812	1,718,809
Janus Mercury Fund, 100,820 and 90,369 shares, respectively	1,965,984	1,333,845

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,425,555 as follows:

Collective investment trusts	$803,116
Mutual funds – Bonds	5,190
Mutual funds – Equity	2,076,661
Common stock	1,540,588

Total appreciation, net	$4,425,555

(4)	Related-Party Transactions

Certain Plan investments are shares of common stock of Independent Bank Corp. and collective investment trusts and mutual funds managed by Scudder Investments. Independent Bank Corp. is the parent company of the Company, and Scudder Investments is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 15, 1995 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan No: 002
E.I.N: 04-1782600

December 31, 2003

Issuer and description	Shares/Units	Current value
Collective Investment Trusts:
* Scudder Stable Value Fund	2,645,055	$2,645,055
* Scudder Stock Index Fund	114,554	3,739,037

		6,384,092

Personal Access Fund:
Cash and cash equivalents:
SSGA Money Market Fund	40,840	40,840
Common stock:
Applied Materials Inc.	120	2,694
Disney Walt Co.	30	700
Exodus Communications Inc.	50	—
Home Depot Inc.	10	356
Johnson & Johnson	10	519
Kimberly Clark Corp.	51	2,974
Koninkluke Ahold	328	2,545
Microsoft Corp.	20	551
State Street Corp.	10	522
Sun Microsystems Inc.	9,000	40,230
Tenet Healthcare Corp.	100	1,605
Texas Instruments Inc.	15	441
Travelers Ppty Cas Corp. New Cl A	4	67
Travelers Ppty Cas Corp. New Cl B	8	136
Tyson Foods Inc.	201	2,656
Verizon Communications	10	355
Wal Mart Stores Inc.	25	1,328
Winn Dixie Stores	201	2,003
Worldcom Inc.	1,150	44
Mutual funds:
American Capital	246	4,155
Columbia Acorn USA Class Z	214	4,489
Dodge & Cox	61	4,443
Fidelity Contrafund	91	4,495
Lord Abbett Mid Cap Value Class A	228	4,287

		122,435

(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan No: 002
E.I.N: 04-1782600

December 31, 2003

Issuer and description	Shares/Units	Current value
Common stocks:
Independent Bank Corp. Stock Fund:
* Independent Bank Corp. Mass	256,982	$7,222,000

Mutual funds – Bonds:
* Scudder Income Fund	60,814	784,507

Mutual funds – Equity:
* Scudder Balanced Fund	259,539	4,339,498
* Scudder Large Company Growth Fund	102,346	2,303,812
Janus Mercury Fund	100,820	1,965,984
Templeton Foreign — A	80,841	860,150
Janus Twenty Fund	22,261	805,180
Neuberger Berman Genesis Trust	18,197	673,837
* Scudder Large Company Value Fund	22,491	528,765
* Scudder–Dreman High Return Equity	8,632	329,584

		11,806,810

Loan fund:
Loans to participants, interest rate from 4.00 to 10.50%		748,490

Total investments held at December 31, 2003		$27,068,334

* Represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings and Profit Sharing Plan
(Name of Plan)

Date: June 25, 2004	/s/ Denis K. Sheahan

Denis K. Sheahan
Chief Financial Officer and Treasurer Independent Bank Corp.